UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

JDA SOFTWARE GROUP, INC.

(Name of Subject Company)

RP CROWN ACQUISITION SUB, LLC

RP CROWN PARENT, LLC

RP CROWN HOLDING, LLC

RP HOLDING LLC

(Name of Filing Persons (Offerors))

REDPRAIRIE HOLDING, INC.

NEW MOUNTAIN PARTNERS III, L.P.

(Name of Filing Persons (Other Person(s))

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

46612K108

(CUSIP Number of Class of Securities)

Laura L. Fese

Chief Legal Officer

RedPrairie Corporation

20700 Swenson Drive

Waukesha, WI 53186

(414) 403-6748

(Name, Address and Telephone Number of Persons Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copy to:

Richard Steinwurtzel, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP

801 17th Street, NW

Washington, DC 20006

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by RP Crown Acquisition Sub, LLC, a Delaware limited liability company (“Purchaser”) and a direct wholly-owned subsidiary of RP Crown Parent, LLC (“Parent”), a Delaware limited liability company, for all of the outstanding common stock of JDA Software Group, Inc. (the “Company”), a Delaware corporation, to be commenced pursuant to the Agreement and Plan of Merger, dated November 1, 2012, by and among Purchaser, Parent and the Company. Parent is a direct wholly-owned subsidiary of RP Crown Holding, LLC, a Delaware limited liability company (“Holdco”) and direct wholly-owned subsidiary of RP Holding LLC, a Delaware limited liability company (“RP LLC”). New Mountain Partners III, L.P. (“New Mountain Partners”), a Delaware limited partnership, owns all of the outstanding membership units of RP LLC. As of the date hereof, RP LLC owns approximately 80.25% of the outstanding equity interests of RedPrairie Holding, Inc., a Delaware corporation, on a fully-diluted basis.

The tender offer described in this communication has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of the Company or any other securities. On the commencement date of the tender offer, the filing persons will file a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, with the Securities and Exchange Commission (the “SEC”). At or around the same time, the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The offer to purchase shares of common stock of the Company will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. Investors and security holders are urged to read both the tender offer statement (including an offer to purchase, a related letter of transmittal and the other offer documents) and the solicitation/recommendation statement regarding the tender offer, as they may be amended from time to time, when they become available because they will contain important information that should be read carefully before making any decision with respect to the tender offer. The tender offer statement will be filed with the SEC by the filing persons, and the solicitation/recommendation statement will be filed with the SEC by the Company. Investors and security holders may obtain a free copy of these statements (when available), the merger agreement and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the information agent for the tender offer. In addition, the tender offer statement and related documentation will be made available by the filing persons (when available) and the solicitation/recommendation statement and related documents (when available) may be obtained by contacting Company Investor Relations at 14400 N. 87th Street, Scottsdale, Arizona 85260, telephone number (480-308-3392).

Exhibit Index

Exhibit	Description

99.1	Press Release dated November 1, 2012